Exhibit 99.1

Aurinia Appoints Industry Veteran Timothy P. Walbert to its Board of Directors

VICTORIA, British Columbia & ROCKVILLE, Md.--(BUSINESS WIRE)--April 20, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced the appointment of Timothy P. Walbert, chairman, president and chief executive officer (CEO) of Horizon Therapeutics plc, to the Company’s Board of Directors.

“We are fortunate to have Tim join us at this critical juncture as we advance voclosporin through the regulatory process and prepare for potential commercialization,” commented Peter Greenleaf, President and Chief Executive Officer of Aurinia. “Having served as the CEO of public commercial-stage biotech firms, Tim brings a wealth of strategic experience built upon his past roles leading the global development and launch of multiple pharmaceutical products in the United States and internationally. We look forward to his insights and know he will add immense value as the newest member of our exceptional Board of Directors.”

Mr. Walbert has nearly 30 years of experience commercializing pharmaceutical products. Mr. Walbert is currently chairman, president and chief executive officer of Horizon Therapeutics plc. He also served as president, chief executive officer and director of IDM Pharma, Inc., a public biopharmaceutical company which was acquired by Takeda. Prior to IDM, Mr. Walbert was the executive vice president of commercial operations at NeoPharm, Inc. Prior to this he was the divisional vice president and general manager, immunology, at Abbott where he led the global development and launch of HUMIRA. Mr. Walbert also served as director, CELEBREX North America and arthritis team leader, Asia Pacific, Latin America and Canada at G.D. Searle & Company. Earlier in his career, he held sales and marketing roles with increasing responsibility at several multinational pharmaceutical companies including G.D. Searle, Merck & Co., Inc. and Wyeth. Mr. Walbert received his Bachelor of Arts in Business from Muhlenberg College, in Allentown, Pa.

“Voclosporin has the potential to help many people living with debilitating diseases, such as lupus nephritis, and I look forward to working with the Board, Peter and Aurinia’s leadership team to support the Company’s efforts toward successfully commercializing this innovative therapy,” added Mr. Walbert.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis (“LN”), focal segmental glomerulosclerosis (“FSGS”) and dry eye syndrome (“DES”). The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: voclosporin having the potential to help people living with debilitating diseases, such as lupus nephritis, completing NDA priority review submissions in a successful and timely manner including the anticipated NDA filing during the first half of 2020; the potential for commercial launch of voclosporin for use in LN in 2021; voclosporin being potentially a best-in-class CNI with robust intellectual property exclusivity; Aurinia’s anticipation that upon regulatory approval, patent protection for voclosporin composition of matter will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension; a US patent has also been issued covering the voclosporin dosing protocol with a term extending to December 2037, if the FDA incorporates the dosing protocol used in both the AURA and the AURORA studies into the product label; that the results of the AURORA clinical study are pivotal and a potential game changer for LN patients; that voclosporin may be positioned to become the standard of care for people living with LN; that Aurinia will present AURORA study results at a future scientific conference during 2020. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, DES and FSGS programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and FSGS business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek safe harbour.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Krystle Gibbs
Ten Bridge Communications
krystle@tenbridgecommunications.com